UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38790

CUSIP Number 644393100

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended:	June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I - REGISTRANT INFORMATION

New Fortress Energy Inc.
Full Name of Registrant

Former Name if Applicable

111 W. 19th Street, 8th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10011
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.
New Fortress Energy Inc. (the “Company”) is working diligently and plans to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2025 (the “Quarterly Report”) as soon as practicable. The Company believes it is appropriate to file for an extension of the filing of the Quarterly Report due to ongoing negotiations related to additional credit support that is required to be delivered under one of our debt instruments. The timing for any resolution of these discussions is uncertain and the resolution, or lack thereof, may change the financial statement presentation of our long-term debt and related disclosures in the Quarterly Report. In addition, the Company requires additional time to complete procedures related to the Company’s interim unaudited financial statements and permit the independent registered public accounting firm to complete its interim review. As a result, the Company has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Christopher S. Guinta	(516)	268-7400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company is still completing its financial statement close process for the Quarterly Report given the reasons noted in Part III above. Form 12b-25 requires that the Company disclose any significant changes during the three and six month periods ended June 30, 2025 compared to the corresponding periods of 2024. The Company's revenue from terminal operations for the three and six month periods ended June 30, 2025 significantly decreased compared with the three and six month periods of 2024, largely related to revenue attributable to the temporary power project in Puerto Rico that was discontinued on March 15, 2024, reduced revenues in Jamaica due to the sale of the Company’s business in Jamaica in May 2025 and lower cargo sales. In addition, the Company’s operating expenses for the three and six month periods ended June 30, 2025 significantly increased compared with the corresponding periods of 2024 largely as a result of goodwill and asset impairments, partially offset by the gain on the sale of our business in Jamaica. As we have previously disclosed, the Company sold its temporary power plants to the Puerto Rico Electric Power Authority in March 2024 and completed the sale of its business in Jamaica to Excelerate Energy, Inc. in May 2025 and, as a result no longer recognizes revenue from the temporary power project or our

Jamaica business. We are pursuing, as previously disclosed, a request for equitable adjustment related to the early termination of the temporary power project.
Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains certain statements and information that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 (including, without limitation, statements regarding the anticipated timing of the filing of the Quarterly Report and the Company’s expected results for the six months ending June 30, 2025) other than historical information, are forward-looking statements that involve known and unknown risks and relate to future events, the Company’s future financial performance or the Company’s projected business results. You can identify these forward-looking statements by the use of forward-looking words such as “expects,” “may,” “will,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable words. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition or the stock prices of the Company. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, and it is possible that the results described herein will not be achieved. These forward-looking statements are necessarily estimates based upon current information and are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, Quarterly Report on Form 10-Q for the three months ended March 31, 2025 and other reports filed with the Securities and Exchange Commission, which could cause its actual results to differ materially from those contained in any forward-looking statement. The Company undertakes no duty to update these forward-looking statements, even though its situation may change in the future.

New Fortress Energy Inc.
(Name of Registrant as Speciﬁed in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2025	By /s/ Christopher S. Guinta
Christopher S. Guinta Chief Financial Officer

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